Exhibit 30

                    GREAT WESTERN FINANCIAL CORPORATION


Dear Great Western Stockholder:

Please accept our thanks for sending in the GREEN proxy card supporting your Board's recommendation on the Washington Mutual merger proposal. However, according to our latest records, we have not also received your GOLD proxy card regarding the June 13th Annual Meeting. Your support on BOTH proxy cards is important for the prompt completion of the Washington Mutual merger.

SINCE TIME IS OF THE ESSENCE, WE URGE YOU TO SIGN, DATE AND RETURN THE ENCLOSED GOLD PROXY CARD TODAY.

If you have any questions or need assistance in voting your shares, please call Georgeson & Company Inc., our solicitor, at 1-800-223-2064.

Once again, we greatly appreciate your support.

Sincerely,



GREAT WESTERN FINANCIAL CORPORATION